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Exhibit 12.1

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except for ratios)
(Unaudited)

	Six Months Ended June 30,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Earnings before income taxes and minority interest	71,792	62,576	116,100	93,911	78,447	51,705	24,510
Interest expense	113	116	205	357	623	1,162	2,020
Interest portion of rental expense	1,616	1,562	3,255	3,091	2,856	2,828	2,840

Pre-tax income plus fixed charges	73,521	64,254	119,560	97,359	81,926	55,695	29,370
Interest expense	113	116	205	357	623	1,162	2,020
Interest portion of rental expense(1)	1,616	1,562	3,255	3,091	2,856	2,828	2,840

Total fixed charges	1,729	1,678	3,460	3,448	3,479	3,990	4,860
Ratio of earnings to fixed charges	42.5	38.3	34.6	28.2	23.5	14.0	6.0

(1)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes and minority interest plus fixed charges. Fixed charges consist of interest expense and a portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.

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  Exhibit 12.1
INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (In thousands, except for ratios) (Unaudited)